Filed Pursuant to Rule 433

Registration No. 333-257399

BANK OF AMERICA CORPORATION

PREFERRED STOCK, SERIES QQ

$1,300,000,000

52,000,000 Depositary Shares, Each Representing a 1/1,000th Interest in a Share of Bank of

America Corporation 4.250% Non-Cumulative Preferred Stock, Series QQ

FINAL TERM SHEET

Dated October 19, 2021

Issuer:	Bank of America Corporation

Security:	Depositary Shares, each representing a 1/1,000th interest in a share of Bank of America Corporation 4.250% Non-Cumulative Preferred Stock, Series QQ

Expected Ratings:	Baa3 (Moody’s) / BBB- (S&P) / BBB+ (Fitch)

Size:	$1,300,000,000 ($25 per Depositary Share)

Over-allotment Option: Public Offering Price:	None $25 per Depositary Share

Maturity:	Perpetual

Trade Date:	October 19, 2021

Settlement Date:	October 26, 2021 (T+5)

Dividend Rate (Non-Cumulative):	4.250%

Dividend Payment Dates:	February 17, May 17, August 17, and November 17 of each year beginning on February 17, 2022, each subject to following unadjusted business day convention

Day Count:	30/360

Business Days:	New York/Charlotte

Optional Redemption:	Anytime on or after November 17, 2026 and earlier upon certain events involving a capital treatment event as described and subject to limitations in the preliminary prospectus supplement dated October 19, 2021 (the “Preliminary Prospectus Supplement”)

Listing:	Application will be made to list the Depositary Shares on the New York Stock Exchange (“NYSE”) under the symbol “BAC PrQ”. Trading of the Depositary Shares on the NYSE is expected to commence within a 30-day period after the original issuance date of the Depositary Shares.

Sole Book-Runner:	BofA Securities, Inc.

Joint Lead Managers:	J.P. Morgan Securities LLC Morgan Stanley & Co. LLC RBC Capital Markets, LLC UBS Securities LLC Wells Fargo Securities, LLC Citigroup Global Markets Inc. TD Securities (USA) LLC

Co- Managers:

AmeriVet Securities, Inc.

Bancroft Capital, LLC

Great Pacific Securities

Keefe, Bruyette & Woods, Inc.

MFR Securities, Inc.

Raymond James & Associates, Inc.

Roberts & Ryan Investments, Inc.

Tigress Financial Partners, LLC

CUSIP/ISIN for the Depositary Shares:	06055H806 / US06055H8060

Bank of America Corporation (the “Issuer”) has filed a registration statement (including the Preliminary Prospectus Supplement and the prospectus dated August 4, 2021) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the lead manager will arrange to send you the prospectus supplement and the prospectus if you request them by contacting BofA Securities, Inc., toll free at 1-800-294-1322. You may also request copies by e-mail from fixedincomeir@bofa.com or dg.prospectus_requests@bofa.com.